VIA EDGAR                                                                                                           January 25, 2013

John Stickel
Justin Dobbie
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	SOB Stables, Inc.
Registration Statement on Form S-1
Filed January 22, 2013
File No. 333-185664

On behalf of SOB Stables, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated February 22, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1.  Prior to effectiveness, an updated consent will be required.

Revised to include updated consent.

2. We note your response to our prior comment 1. We are unable to agree with your analysis in support of the conclusion that you are not a “shell company” as defined by Securities Act Rule 405. Please revise to disclose your status as a shell company. For additional guidance, refer to Securities Act Release No. 33-8587 (July 21, 2005), available at http://www.sec.gov/rules/final/finalarchive/finalarchive2005.shtml.

The Company’s position that its activities are significantly more than “no or nominal operations”.  The Company acquired a thoroughbred, Rock Off, on February 23, 2013 for $12,500 plus tax for a total $13,625.  This in addition to all the other activities listed previously in addition to obtaining the revolving line of credit from SC Capital for $500,000 to claim thoroughbreds.  As such the Company’s activities are significantly more than “no or nominal operations”.

Description of Business, page 21

3. We note your response to our prior comment 14. Particularly, we note your added disclosure on page 22 that “past performance indicates the level of competition the thoroughbred can win at and therefore . . . indicate its value.” Please revise to state this as a belief and clarify that past performance may not accurately predict future performance.

Revised to update with the requested language.

Management’s Discussion and Analysis, page 28

Revenue, page 28

4. We note you have provided the schedule of purse winnings for a claiming race. Please revise to balance this disclosure by detailing whether or not there are any entry fees or other such costs incurred in entering a horse in one of these races.

Revised to include the language that there are no fees to enter a horse in a claiming race.

Liquidity and Capital Resources, page 29

5. Please disclose all material terms of the line of credit with SC Capital, Inc., including the maturity date and rate of interest.

Revised to include the material terms such as amount that can be borrowed, interest rate of 9%, that the Company will pay the accrued interest on any outstanding principal balance on the 15th of each month, and that the maturity date is March 15, 2014.

Security Ownership of Certain Beneficial Owners and Management, page 38

6. It appears from the selling stockholder table that Valerie Baugher is the beneficial owner of more than five percent of your common stock. Please list Valerie Baugher and Orange Bear Holdings in the beneficial ownership table. Refer to Item 403(a) of Regulation S-K.

Revised to include the request disclosure.

Certain Relationships and Related Transactions, page 39

7. Please provide the disclosure called for by Item 404 for the transaction with SC Capital, Inc. Refer to Instruction 1.b.i to Item 404 of Regulation S-K.

Revised to include the requested disclosure.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOB Stables, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President